

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2018

James Peters
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63,
Benton, MI 49022-2692

> **Re: Whirlpool Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 13, 2018**
> **File No. 001-03932**

Dear Mr. Peters:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Telecommunications